UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Rockwell Diamonds Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

77434W103

(CUSIP Number of Class of Securities)

Susan Garrod

12 Castle Street

St. Helier, Jersey

Channel Islands

JE2 3RT

With copies to:

D’Arcy Nordick

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON, M5L 1B9

Fax:  416-947-0866

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2009

(Date of Event Which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 77434W103

(1)	Name of Reporting Person Pala Investments Holdings Limited S.S. or I.R.S. Identification No. of Above Person

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds WC (see Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 34,457,900

	(8)	Shared Voting Power -0-

	(9)	Sole Dispositive Power 34,457,900

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 34,457,900

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 14.48%(1)

(14)	Type of Reporting Person CO

(1) The calculation of this percentage is based on a total of 238,043,069 Common Shares outstanding, as reported in Rockwell Diamonds Inc.’s annual information form dated June 26, 2009.

CUSIP No. 77434W103

(1)	Name of Reporting Person Vladimir Iorich S.S. or I.R.S. Identification No. of Above Person

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds AF (see Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 34,457,900

	(8)	Shared Voting Power -0-

	(9)	Sole Dispositive Power 34,457,900

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 34,457,900

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 14.48%(1)

(14)	Type of Reporting Person IN

(1) The calculation of this percentage is based on a total of 238,043,069 Common Shares outstanding, as reported in Rockwell Diamonds Inc.’s annual information form dated June 26, 2009.

Item 1.	Security and Issuer

This Amendment No. 4 (the “Amendment No. 4”) to Schedule 13D in respect of the Common Shares of Rockwell Diamonds Inc. (the “Company”) is being filed on behalf of the undersigned to amend the Schedule 13D, which was originally filed with the Securities and Exchange Commission (the “SEC”) on September 9, 2008 and subsequently amended on November 6, 2008 by Amendment No. 1, on June 1, 2009 by Amendment No. 2 and on June 22, 2009 by Amendment No. 3 (together, the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.  Except as amended by the Amendment No. 4, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.

Item 4.	Purpose of Transaction

Since the special and general meeting of the shareholders of the Company held on June 17, 2009, the results of which were reported in Amendment No. 3 filed on June 22, 2009, and the filing of Amendment No. 3, Pala Investments Holdings Limited (“Pala”) has determined to further reduce its shareholding in the Company.  Pala will consider all relevant factors in determining the timing and other terms of its sales of shares of the Company, including the market price of the shares and other investment and business opportunities available to Pala.

Pala reserves its right to modify its plans described in this Item 4, including the possibility of acquiring the remaining shares of the Company (by itself or with a partner), continuing to hold its shares for investment, taking any of the other actions listed in Items 4 (a)-(j) of Schedule 13D, or doing nothing.  In determining whether to modify its plans, Pala intends to consider and review various factors on a continuous basis, including the Company’s financial condition, business and prospects, other developments concerning the Company, the price and availability of shares, other investment and business opportunities available to Pala, any discussions between Pala and potential partner(s), and developments with respect to general economic, monetary and stock market conditions.

Except as otherwise described herein, Pala has no plan or proposal with respect to the Company which relates to or could result in any of the matters listed in items 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) As of July 16, 2009, Pala owned 34,457,900 Common Shares, representing approximately 14.48% of the outstanding Common Shares.  This percentage was calculated on the basis of 238,043,069 Common Shares outstanding, as reported in the Company’s annual information form dated June 26, 2009.

(b) As of July 16, 2009, Pala has the sole power to direct the voting and disposition of 34,457,900 Common Shares. By virtue of his position as the indirect owner of Pala, Iorich may be deemed to beneficially own the 34,457,900 Common Shares of the Company beneficially owned by Pala.

(c) Between June 22, 2009 and July 15, 2009, Pala disposed of 8,509,000 Common Shares at an average price of approximately CDN$.042 per Common Share through the facilities of the Toronto Stock Exchange. Except as disclosed in this Item 5 of this Schedule 13D, neither Pala nor Iorich, nor, to the best knowledge of Pala and Iorich, any of the directors or executive officers of Pala, has effected any transaction in the Company’s Common Shares in the 60 days prior to the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2009

PALA INVESTMENTS HOLDINGS LIMITED

By:	/s/ Susan Garrod
Name:	Susan Garrod
Title:	Executive Director

By:	/s/ Vladimir Iorich
Name:	Vladimir Iorich